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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                SCHEDULE 14D-1
                            Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                               (Amendment No.5)
                                      and
                                 SCHEDULE 13D*
                   Under the Securities Exchange Act of 1934
                               (Amendment No.4)


                                   HEI, Inc.
                           (Name of Subject Company)


                             FANT INDUSTRIES INC.
                                   (Bidder)

                    COMMON STOCK, PAR VALUE $0.05 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)


                                   404160103
                     (CUSIP Number of Class of Securities)


                                ANTHONY J. FANT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             FANT INDUSTRIES INC.
                             2154 HIGHLAND AVENUE
                             BIRMINGHAM, AL 35205
                           TELEPHONE: (205) 933-1030
     (Name, Address and Telephone Number of Persons Authorized to Receive
                Notices and Communications on Behalf of Bidder)

                                  Copies To:

                             MICHAEL A. KING, ESQ.
                               BROWN & WOOD LLP
                            ONE WORLD TRADE CENTER
                            NEW YORK, NY 10048-0557
                           TELEPHONE: (212) 839-5546


* This Statement is also being filed to satisfy the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, and shall constitute an amendment to the Statement on
         Schedule 13D filed with the Securities and Exchange Commission on February 17, 1998 by Anthony J. Fant, as amended.


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         Fant Industries Inc. hereby amends and supplements its Tender Offer
Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on March 10, 1998 relating to its offer to purchase 11.5% of the outstanding shares of common stock, par value $0.05 per share, of HEI, Inc., a Minnesota corporation (together with the associated common stock purchase rights), as set forth in this Amendment No.3.


ITEM 5)  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

The advertisement released on March 31, 1998 is incorporated herein by reference.


ITEM 11)  MATERIAL TO BE FILED AS EXHIBITS.

Item 11 is hereby amended to add the following:

(a) (14) Advertisement, dated March 31, 1998.



                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 31, 1998


                            By: /s/ Anthony J. Fant
                                --------------------
                                Anthony J. Fant
                                President and Chief Executive Officer
                                Fant Industries Inc.


                                                              Exhibit (a)(14)


                         Tender Your HEI Shares Today
                              at $8.00 per Share!


              DON'T BE FOOLED BY AN ENTRENCHMENT-MOTIVATED BOARD

HEI's Board of Directors says...some of your shares may be returned to you since we are offering to purchase only a portion of the Company's stock.

The reality is...the Board omitted to tell you that if that happens, you can have your cake and eat it too. That is, you get your $8.00 PER SHARE for the ones that are accepted. As for the ones you get back, you get a new Board committed to revitalizing HEI and making it a dynamic, growing company. By the way, if we buy all of your shares, you get a 78% PREMIUM over the stock's undisturbed price of $4.50 per share, which was the trading level in December before we started buying shares. IF YOU TENDER, YOU WIN EITHER WAY.


                    WHO TRULY HAS YOUR INTERESTS AT HEART?

The Board says...Anthony Fant doesn't deserve control of the Company if he owns only 30% upon completion of the tender offer.

The reality is...the current directors collectively hold only about 2% of the Company's shares. Mr. Fant has already invested $4.3 million to buy 18% of HEI's outstanding stock and is by far the largest shareholder. So who has a greater interest in creating shareholder value? During the last 18 months, these directors have consistently sold their stock within days after they received it under a special stock compensation plan. What does this behavior suggest about their faith in the Company's future?


                   WHY DON'T YOU BUY SAVINGS BONDS INSTEAD?

The Board says...they are proud of the $13.3 million in cash and short-term investments they have accumulated.

The reality is...this hoarding of cash reflects a lack of vision and has resulted in a failure to participate in the industry's vibrant growth. Do you want nearly 50% of the Company's assets merely earning interest at Treasury bill and similar rates? As Mr. Fant has said, "I just don't think people bought this stock to invest in a Treasury bond fund."


                    HOW LONG CAN THIS HOUSE OF CARDS STAND?

The Board says...Fant is taking advantage of "recent setbacks."

Well... there they go again. The reality is...the Company lost a customer that accounted for 55% of net sales in fiscal 1997. This is not a mere "setback," but the foreseeable consequence of a dangerously narrow customer base. In fact, for each of the past 5 years, a minimum of 64% of the Company's net sales have come from two or three customers. How long can this house of cards stand?



                 Why Would Our Directors Tell Us These Things?
                          How About to Protect Their
                      Board Seats and Stock Compensation?

In the face of poor operating performance and a resulting decline in the market value of the Company's stock, the current directors have continued to reward themselves through a stock option plan for directors only. Every year, each director gets options for 10,000 shares, regardless of how well the Company does and regardless of what your stock does. In the last four years alone, they've gotten options for 160,000 shares. We strongly believe that to create the right incentives stock compensation should bear a close relationship to actual operating results and shareholder value.

              Send Them A Message By Tendering Your Shares Today!

[Graph with the following byline: April 7, 1997 - Reuters - HEI announces that it has "received notice from its largest customer to begin phasing out production" of that customer's product. "What If HEI Loses Another Big Customer This Year?" A line graph representing the stock price of HEI from 1/3/97 through 3/27/98 at monthly intervals. The graph notes the point at which the following events occurred: "Mr. Fant begins accumulating shares of HEI stock" and "Mr. Fant discloses his intent to gain control of HEI"

                                                 FANT INDUSTRIES INC.